Designation of POSCO as a Leading Company by the Carbon Disclosure Project Committee in 2012

POSCO was the only steel making company in the world selected as a leading company to respond adequately to climate changes by the Carbon Disclosure Project Committee on September 12, 2012.

POSCO received good evaluations from the Carbon Disclosure Project Committee based on the following criteria: corporate governance relating to climate changes, strategy, objectives, communication, degree of energy consumption and degree of greenhouse gas production and others.

In addition, POSCO has been a member of the Korean working group of the Climate Disclosure Standards Board since July of this year.